

GLOBAL corporate compliance


03045464

December 5, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. New Release date November 10, 2003
2. Information Circular
3. Instrument of Proxy
4. Supplemental Mail List Return Card

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Sherri Van Ham

Sherri Van Ham
Associate
encl.

dlw 1/7

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com



For Immediate Release
November 10, 2003

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: jr@globel.com

Globel Direct Announces Financial Results

Calgary, November 10, 2003, /CNN Matthews/ Globel Direct inc., ("Globel" or "the Company") (GBD - TSX - Venture) has released its audited financial statements for Fiscal 2003, year ended May 31, 2003 and its unaudited financial statements for first quarter Fiscal 2004, the three months ended August 31, 2003. Both statements are made on a comparable basis taking into account retroactive restatements made to 2002 results to ensure comparability. Management believes the operating results show a significant reduction in all expenses and set the stage for future profitability.

Cost reductions initiated in early 2003 made an impact in operating results, with Fiscal 2003 operating expenses of $19.3 million as compared to $25.6 million in Fiscal 2002, reducing the operating loss by 88% to $0.2 million as compared to $1.9 million for the same period last year. The Company reported a loss from operations for its first quarter Fiscal 2004 of $218,676, improving from a loss from operations of $640,422 in the comparable period a year ago.

During the 2003 fiscal year, revenues decreased to $19.1 million from $23.7 million for the comparable period in 2002. Revenues for the first quarter Fiscal 2004 decreased to $3.47 million versus $4.47 million in the prior year. This decrease in revenue is the result of voluntarily exiting much small-scale business judged unprofitable, exiting certain product lines including the e-Seminar business, intense competition and the lingering effects on the slowdown in the sector attributable to the events of 9/11.

"Our goal is to grow the business at both the top and bottom line with our initial focus being operating results", says J.R. Richardson, Globel's President and CEO. "Although we are seeing a decrease in revenues, a trend that continued during our historically slower first quarter period, we also seeing better operating margins as a result of management's adjustments to our

cost base. Given the distractions from the substantial restructure efforts underway over the past two years, the implementation of our new lending facility and other macro and micro economic factors that influenced our fiscal 2003 and 2004 first quarter performance, we are looking forward to refocusing our efforts on attracting new business."

"Today, our sales focus is on the recurring revenue model where we are contracted to perform functions that are core strengths of our Company, taking over important, yet non-core functions of business," says Sandi Gilbert, Globel's Senior VP Strategy. "Successful contract awards in 2003, as demonstrated by our Accenture Business Services for Utilities win announced previously, establish our ability to attract this type of business. With the Company operating more efficiently, we are positioned to secure more revenue that will move the Company toward sustainable profitability."

Bottom line net loss decreased to $5.1 million in fiscal 2003 from $7.0 million in fiscal 2002. The net losses for 2003 include the full expense treatment of the bonus interest of $1.6 million owing pursuant to the outstanding $3 million debenture, higher interest costs due to the Company's debt structure and increased restructure expenses. The net loss during the first quarter 2004 consisted of $0.69 million compared to $1.09 million loss from the year earlier. First quarter net loss includes the higher interest costs the Company is currently incurring.

"Now that we have our operating expenses contained," Richardson adds, "the Company's corporate focus must be on the balance sheet and reducing our interest expense." To that end, the Company has entered into a Letter of Intent with RoyNat Capital proposing a partial conversion of debt subject to the corporation meeting certain conditions, including the raising of new equity. It also includes forgiveness of bonus interest expensed in Fiscal 2003.

"Once achieved, these improvements in our balance sheet will be the final step in our restructure process, allowing the Company to once again turn its focus to growth and product development," concludes Richardson.

Additionally, the Company announces the departure of Ed Gades, a former officer of the corporation.

Full and complete results are available at the Sedar website.

The foregoing is subject to regulatory approvals. Globel also advises that its first quarter financials are available at www.sedar.com.

82-5081

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS
to be held on December 15, 2003

and

INFORMATION CIRCULAR

GLOBEL DIRECT, INC.

November 7, 2003

GLOBEL DIRECT, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders of **GLOBEL DIRECT, INC.** (the "Corporation") will be held at the Sheraton Cavalier, located at 32nd Avenue N.E. and Barlow Trail, Calgary, Alberta on December 15, 2003 at 2:00 p.m. (Calgary time) for the purposes of:

1. Receiving and considering the audited consolidated financial statements of the Corporation for the years ended May 31, 2003, and May 31, 2002 and the report of its auditors;

2. The election of the persons proposed to be nominated as directors;

3. The appointment of Grant Thorton LLP, Chartered Accountants, as auditors of the Corporation;

4. Approving the Corporation's Stock Option Plan, as more particularly described in the accompanying Information Circular; and

5. Transacting such other business as may properly come before the meeting or any adjournment of the meeting.

DATED: November 7, 2003.

By Order of the Board of Directors

(signed) *"James R. Richardson"*
JAMES R. RICHARDSON
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY **in accordance with the instructions** included with this package for receipt by the CIBC Mellon Trust Company, #600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 not less than 48 hours before the meeting or any adjournment of the meeting.

82-5089

TABLE OF CONTENTS

GLOSSARY

Certain terms and abbreviations used in this Information Circular are defined below:

"TSX" means the TSX Venture Exchange;

"Common Share" or "Common Shares" means, respectively, one (1) or more common shares in the capital of Globel Direct, Inc.;

"Corporation" or "Globel Direct" means Globel Direct, Inc.;

"$" means Canadian dollars;

GLOBEL DIRECT, INC.

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 15, 2003

PROXY SOLICITATIONS

PURPOSE OF SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting of common shareholders of the Corporation to be held at the Sheraton Cavalier, located at 32nd Avenue N.E. and Barlow Trail, Calgary, Alberta on December 15, 2003 at 2:00 p.m. (Calgary time) or at any adjournment for the purposes set out in the accompanying notice of meeting (the "meeting").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by facsimile, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the form of proxy.

A form of proxy will not be valid for the meeting or any adjournment thereof unless it is completed by the shareholder or by his attorney authorized in writing and delivered to CIBC Mellon Trust Company, ("CIBC Mellon Trust"), #600, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours before the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with CIBC Mellon Trust at any time up to and including the last business day preceding the date of the meeting or any adjournment at which the proxy is to be used, or by depositing the revocation of proxy with the chairman of such meeting on the date of the meeting, or any adjournment of the meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers or the legal counsel of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The persons indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.

In the event of a direction to vote the shares in respect of which they are appointed, the management nominees named in the accompanying proxy will vote such shares in favour of:

1. **the election of the persons proposed to be nominated as directors; and**

2. **the appointment of Grant Thorton LLP, Chartered Accountants as auditors of the Corporation.**

Furthermore, in the absence of any direction to vote for or against, the shares will be voted by management appointees in favour of the approval of the Stock Option Plan as more specifically described in this Information Circular.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE") AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial**

Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically uses its own form of proxy, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to either return the proxy forms to IICC or alternatively provide voting instructions by utilizing the IICC automated telephone system. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the respective meeting. **A Beneficial Shareholder receiving a proxy from IICC cannot use that proxy to vote Common Shares directly at the respective meeting - the proxy must be returned to IICC well in advance of the respective meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the respective meeting.

All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING SHARES OF THE CORPORATION

Only the Common Shares of the Corporation are entitled to vote at the meeting. As of the date of this Information Circular, 34,134,218 Common shares without nominal or par value are issued and outstanding. Each Common Share entitles the holder to one vote on all matters to come before the meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares of the corporation.

The directors of the Corporation have fixed November 6, 2003 as the record date for determination of the persons entitled to receive notice of the meeting. A shareholder of record date is entitled to vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares, and demands, not later than 10 days before the meeting, that his name be included in the shareholder list before the meeting, in which case the transferee is entitled to vote his shares at the meeting.

INFORMATION CONCERNING THE CORPORATION

PRINCIPAL HOLDERS OF VOTING SHARES

The following table sets out the name of every person or company who at the date of this Information Circular, to the knowledge of the Corporation, own or beneficially, directly or indirectly, or exercise control or direction over, more than 10 percent of the issued and outstanding Common Shares of the Corporation:

Name and Municipality of Residence	Type of Ownership	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Daryl H. Gilbert	Direct and Beneficial	4,652,470	13.63%

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officer's Compensation

For the purposes of this section "Executive Officer" means the Chairman of the Board of Directors of the Corporation, the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Corporation who performs a policy-making function for the Corporation, whether or not such officer is also a director. A "Named Executive Officer" means the Chief Executive Officer of the Corporation and any other Executive Officer whose salary and bonus, in the aggregate, exceeds $100,000 in the Corporation's most recently completed fiscal year.

As at November 7, 2003 the Corporation had 3 Named Executive Officers. The following table sets forth information concerning the total compensation paid by the Corporation to its Named Executive Officers for the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001.

Summary Compensation Table

Name and Principal Position	Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation ($)[2]
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards			
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Payouts Long Term Incentive Plan Payouts ($)	
James R. Richardson President, CEO and Director	May 2003 May 2002 May 2001	Nil Nil Nil	Nil Nil Nil	125,666 [1] 121,333 [1] 135,360 [1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Sandi K. Gilbert Senior Vice- President, Stategy	May 2003 May 2002 May 2001	137,440 124,000 123,500	Nil Nil Nil	3,799 4,246 1,172	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Edwin A. Gades [3] Vice-President, Western Operations	May 2003 May 2002 May 2001	100,286 95,428 98,461	Nil Nil Nil	1,717 767 898	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leslie R. Byle Chief Financial Officer	May 2003 May 2002 May 2001	82,800 81,077 83,692	10,000 Nil Nil	7,200 7,200 7,200	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Management services agreement with Crystal Capital Inc.

(2) The aggregate amount of all perquisites and other personal benefits as defined by applicable securities regulations was not greater than the lesser of $50,000 and 10 percent of the total annual salary and bonus of such Named Executive Officer for the financial year.

(3) Edwin A. Gades left the employ of the Corporation on June 7, 2003.

Stock Options Granted During the Year Ended May 31, 2003

No stock options were granted to the Named Executive Officers during the most recently completed financial year ended May 31, 2003.

Aggregated Option Exercises During the Year Ended May 31, 2003 and Year End Option Values

The following sets forth information regarding options exercised during the year ended May 31, 2003 and options outstanding with respect to the Named Executive Officers of the Corporation as at the date of this Information Circular.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] (#)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable		Value of Unexercised In-the-Money Option at Fiscal Year-End[1] ($) Exercisable/ Unexercisable	
			Exercisable	Unexercisable	Exercisable	Unexerciable
James R. Richardson President, CEO and Director	Nil	Nil	225,000	Nil	Nil	N/A
Sandi K. Gilbert Senior Vice-President, Stategy	Nil	Nil	154,000	Nil	Nil	N/A
Edwin A. Gades Vice-President, Western Operations	Nil	Nil	62,332	Nil	Nil	N/A
Leslie R. Byle Chief Financial Officer	Nil	Nil	67,000	Nil	Nil	N/A

Note:

(1) Value in the third and fifth column is calculated based upon the difference between the exercise price of the options and the market price as at exercise or May 31, 2003 respectively.

Option Repricings

The following table sets forth information regarding downward repricing of options held by any executive officers of the Corporation during the shorter of the 10 year period ending on the date of this Information Circular and the period during which the Corporation has been a reporting issuer.

Name	Date of Repricing	Securities Under Options/SAR's Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
James R. Richardson President and Chief Executive Officer and Director	December 12, 2000	86,000	$0.92	$3.00	$1.70	4.2 years
Sandi K. Gilbert Senior Vice-President, Strategy	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years
Leslie R. Byle Chief Financial Officer	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years
Karly Black Vice-President	December 12, 2000	40,000	$0.92	$3.00	$1.70	4.2 years
Edwin M. Gades Vice-President, Western Operations	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years
Patrick McFall Vice-President	December 12, 2000	50,000	$0.92	$3.00	$1.70	4.2 years

Management/Employment Contract

The Corporation entered into a Management Services Agreement with Crystal Capital Inc., a private consulting company wholly owned by James R. Richardson, effective December 1, 1999 pursuant to which Crystal Capital Inc. provides management services to the Corporation, which services are described as all duties generally required to be performed by the President.

The corporation entered into an Employment Agreement with Sandi K. Gilbert effective December 1, 1999 pursuant to which Ms. Gilbert provides management services to the Corporation, described as all duties generally required to be performed by the Vice-President.

Composition of the Compensation Committee

The Compensation Committee is comprised of all of the present directors of the Corporation, of whom are promoters of the Corporation, and some of whom are executive officers of the Corporation, described as all duties generally required to be performed by the Vice-President.

Report on Executive Compensation

The Compensation Committee recommended, and the Board of Directors approved, that effective June 1, 2003 directors and officers of the Corporation may be compensated for any professional services rendered to

the Corporation from time to time. Such service, if required, may include; management, consulting, legal, investor relations and marketing. Insiders of the Corporation will be compensated for providing such services as if they provided such services on an arm's length basis. All officers and directors are also remunerated by participation in Common Share issues and stock options, in order to tie a portion of the compensation to corporate performance and the achievement of growth in shareholder value.

Presented by: Compensation Committee

Compensation of Directors

The aggregate cash compensation paid to the directors of the Corporation who were not executive officers for services rendered in their capacities as directors during the fiscal year ended May 31, 2003, was nil. The directors are reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors. There were no options granted to the directors of the Corporation who were not also officers for the Corporation during the fiscal year ended May 31, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors, director nominees, officers and principal shareholders fo the Corporation (and the known associates and affiliates of such persons (the "Insiders") have had, or will have, no direct or indirect interest in any material transaction involving the Corporation since the commencement of the Corporation's last financial year or in any proposed material transaction.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

A copy of the audited financial statements for the Corporation for the years ended May 31, 2003 and May 31, 2002 may be found in the Corporation's Annual Report, which has been previously provided by regular mail to all shareholders, together with the unaudited interim financial statements as at August 31, 2003.

ELECTION OF DIRECTORS

At the meeting it is proposed that three (3) directors be elected to serve until the next annual meeting or until their successors are elected or appointed in accordance with the *Business Corporations Act* (Alberta) and the by-laws of the Corporation. There are presently three (3) directors of the Corporation.

The following table indicates the names of the nominees for directors, the date each such person first became a director (if applicable), the principal occupation of each such person during the past five years and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person as of November 7, 2003. The information contained in this table as to the number of shares of the Corporation beneficially owned or controlled (directly or indirectly) is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence, and Date First Appointed a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Held [2]
James R. Richardson [1] Calgary, AB February, 1998	President and Chief Executive Officer of the Corporation since February, 1998. President of Crystal Capital Inc., a private consulting company, since 1992. Secretary-Treasurer of Security Mailing Inc. since 1996. President of Globel Enterprises Inc. from 1992 to December, 1999. President of Innovative Communications Ltd. since June, 1999, and Secretary of Gateway Data Solutions Inc. from March, 1999 to December, 1999.	2,634,065[3]
R. David Webster [1] Calgary, AB February, 1998	Manager of Corrosion and Integrity Services for Colt engineering Corporation since January, 2000. Senior Vice-President of Corrpro Canada, Inc., a wholly-owned subsidiary of Corrpro Companies, Inc. (a publicly traded engineering company on the NYSE), from 1993 to December, 1999.	2,414,879[4]
Daryl H. Gilbert[1] Calgary, AB February, 1998	Currently President and CEO of Gilbert Lausten Jung Associates Ltd., a private oil & gas reservoir engineering company, which company Mr. Gilbert joined in 1979. Director of Applied Terravision Systems Ltd., (a publicly traded software company on CDNX) since 1997.	4,652,470
TOTAL		**9,701,414**

Notes:
(1) Members of the Audit Committee.
(2) Does not include Common Shares obtainable upon the exercise of options.
(3) Includes 1,872,873 Common Shares held by Crystal Capital Inc., a private company controlled by Mr. Richardson. Also includes 23,310 Common Shares beneficially held by Mr. Richardson as a 33.3% owner of CDR Centre Ltd.
(4) Includes 2,389,879 Common Shares held by Allishar Holdings ltd., a private company controlled by Mr. Webster.

APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants, resigned as auditors of the corporation effective May 31, 2003. The directors of the Corporation appointed Grant Thorton LLP, Chartered Accountants, to fill the vacancy of auditor effective June 16, 2003 to serve until the next annual general meeting of shareholders. Copies of the Notice of Change of Auditor and letters from KPMG LLP and Grant Thorton LLP are included with this information Circular as **Schedule "A"** in accordance with National Policy No. 31 of the Canadian Securities Administrators.

The management of the Corporation proposes to nominate the Corporation's existing auditors, Grant Thorton LLP, Chartered Accountants, as auditors for the Corporation until the close of the next annual meeting of the shareholders at a remuneration to be fixed by the directors.

STOCK OPTION PLAN

As required by TSX Venture Exchange rules, management is requesting that shareholders provide their approval of the Corporation's stock option plan (the "Plan"). A copy of the Plan is attached to this Information Circular as **Schedule "B"**. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan may not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance in any 12 month period to any one person shall not exceed 5 percent, or to any one consultant or any one employee conducting investor relations activities shall not exceed 2 percent, of the issued and outstanding shares.

The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set out in this management information circular, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The shareholders will be asked to consider and approve the following resolution:

> **IT IS RESOLVED THAT,** subject to any necessary regulatory approval, the Stock Option Plan in the form attached to the Information Circular of the Corporation in respect of the December 15, 2003 annual and special meeting of shareholders, is approved.

OTHER BUSINESS

Management is not aware of any other matters to come before the meeting other than those set out in the Notice. If other matters come before the meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL AND CERTIFICATION

The contents of this Information Circular and all attached Schedules have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true and plan disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

The foregoing contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: November 7, 2003

(signed) "James R. Richardson"
James R. Richardson, President
and Chief Executive Officer

(signed) "Leslie R. Byle"
Leslie R. Byle, Secretary-Treasurer
and Chief Financial Officer

R:\49000 - 49999\49039\Annual General Meeting 2003\2003 Information Circular.wpd

Schedule "A"

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE THAT KPMG LLP, Chartered Accountants, the former auditors of Globel Direct, inc. (the"Company"), at the request of the Company, tendered their resignation (the "Resignation") effective May 31, 2003. The directors of the Company on June 16, 2003 have appointed Grant Thornton LLP, Chartered Accountants, successor auditors in their place.

TAKE FURTHER NOTICE THAT,

(a) in the opinion of the Company, no reportable events, as that term is defined in National Policy 31, occurred prior to the resignation of KPMG LLP;

(b) there have been no reservations contained in the auditors' reports on the annual financial statements of the Company for the two (2) fiscal years immediately preceding the date of this Notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(c) the Company's Board of Directors and Audit Committee have accepted the resignation of KPMG LLP and approved the appointment of Grant Thornton LLP in their place, and have reviewed the Notice and the letters of KPMG LLP and Grant Thornton LLP attached.

DATED at Calgary, Alberta, this 16th day of June, 2003.

BY ORDER OF THE BOARD

"JR Richardson"

President of Globel Direct, inc.
Attesting to Extract of June 16, 2003
Board Minutes

82-3087

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

June 20, 2003

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

Re: Globel Direct, inc.
Notice Pursuant to National Policy No. 31

We have read the Notice of Change of Auditor of Globel Direct, inc. dated June 16, 2003 concerning our appointment as auditors of the Company.

We advise that we agree with the information contained in the above-mentioned Notice based on our knowledge of that information at this time.

Yours very truly,

(Signed) "Grant Thornton LLP"

Chartered Accountants

AGM:kb

Suite 1000
112 – 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca



KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9
Canada

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

July 3, 2003

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C., V8Y 1L2

Attention: Continuous Disclosure

Dear Sirs:

Globel Direct Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to National Policy No. 31

As required by National Policy 31, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated June 16, 2003, and do not disagree with the information contained in the attached copy of such notice.

Yours truly,

KPMG LLP

Chartered Accountants

82-508

Schedule "B"

GLOBEL DIRECT, INC.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist Globel Direct, Inc. (the "Corporation") in attracting, retaining and motivating directors, officers, key employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, key employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed for trading and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect

to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10% of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan provided that in no event shall options be granted in any 12 month period entitling:

(i) any one individual to purchase in excess of 5%;

(ii) any one consultant to purchase in excess of 2%; and

(iii) any one employee conducting investor relations activities to purchase in excess of 2%;

of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a Director, Employee, Consultant or Management Company Employee (as such terms are defined in the TSX Venture Exchange Policy 4.4) of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan, or, except in relation to Consultant Companies (as such term is defined in the TSX Venture Exchange Policy 4.4), may be granted to a corporation 100% beneficially owned by any of the above referenced persons, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised (a "Participant"). Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or

prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors. For all options granted under the Plan, the Corporation shall represent that the Participant, if not a Director, is either a bona fide Employee, Consultant or Management Company Employee, as the case may be (as such designations or terms are defined in the TSX Venture Exchange Policy 4.4).

6. Terms and Conditions

(a) **Exercise Price**

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed. In the event the Participant is an "Insider" of the Corporation (as such term is defined in the TSX Venture Exchange Policy 1.1), any reduction in the exercise price of any previously Optioned Share shall require disinterest shareholder approval as set out and described in the TSX Venture Exchange Policy 4.4.

(b) **Option Agreement**

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two directors or officers of the Corporation.

(c) **Length of Grant**

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) **Non-Assignability of Options**

Except as otherwise provided below, an option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant, other than by will or other testamentary instrument or the laws of succession, and may be exercisable during the lifetime of the Participant only by the Participant. Subject to the prior approval of the board of directors and each stock exchange on which the common shares of the Corporation are listed for trading, an Option Agreement may be assigned by the Participant or the Participant's legal personal representative to a corporation controlled by the Participant and 100% beneficially owned by the Participant and his spouse or children, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised.

(e) **Right to Postpone Exercise**

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) **Exercise and Payment**

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the

transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) **Rights of Participants**

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) **Third Party Offer**

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

(i) **Alterations in Shares**

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution

or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfilment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) **Termination**

Subject to paragraph 6(k), if a Participant is dismissed as an officer or key employee by the Corporation or by one of its subsidiaries for cause, or if the Corporation or one of its subsidiaries cancels or rescind for breach of contract the agreement pursuant to which the Participant was to provide consulting or related services, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) **Disability or Retirement**

Notwithstanding paragraph 6(j), if a Participant ceases to be a director, officer, key employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period (the "Expiry Period") not exceeding 90 days from the date of ceasing to be a director, an officer, key employee or consultant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, an officer, key employee or consultant. Upon the expiration of such 90 days period (or such shorter period as provided for in the Option Agreement), unless already expired pursuant to the terms of the Option Agreement, all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event the Participant is engaged is engaged in "Investor Relations Activities" (as such term is defined in the TSX Venture Exchange Policy 1.1), the Expiry Period shall not exceed 30 days.

(l) **Deceased Participant**

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period as set out in the Option Agreement and not exceeding one year from the date of death of the deceased Participant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period as provided for in the Option Agreement all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9. Compliance with Laws

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

82-5084

GLOBEL DIRECT, INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ON DECEMBER 15, 2003

PROXY SOLICITED BY
MANAGEMENT OF GLOBEL DIRECT, INC.

The undersigned shareholder of Globel Direct, Inc. (the "Corporation") constitutes and appoints:

JAMES R. RICHARDSON, President, Chief Executive Officer and a director of the Corporation, or **LESLIE R. BYLE**, Secretary-Treasurer and Chief Financial Officer of the Corporation or **DARREN B. FACH**, of McLeod & Company LLP, Barristers & Solicitors, legal counsel to the Corporation or instead of the above:

________________________________ or ________________________________

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual general meeting of shareholders of the Corporation to be held on **December 15, 2003**, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. Vote ☐ Withhold from Voting ☐

   in respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

2. Vote ☐ Withhold from Voting ☐

   in respect of the appointment of Grant Thorton LLP, Chartered Accountants as auditors of the Corporation for the ensuing year.

3. For ☐ Against ☐

   the approval of the Stock Option Plan for the Corporation, as more particularly described in the Information Circular issued in connection with the meeting.

4. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

If directed to vote on behalf of the undersigned, the management nominees named above shall vote the shares represented by this proxy in favour of the election of the directors and the appointment of the auditors, all as indicated in the Information Circular. Furthermore, in the absence of any direction to vote "for" or "against", the shares will be voted by management appointees in favour of approving

the Corporation's Stock Option Plan as more specifically described in the accompanying Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by such corporation, and must be received at the offices of CIBC Mellon Trust Company, #600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours before the day of the meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ___ day of _________, 2003.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

R:\49000 - 49999\49039\Annual General Meeting 2003\Proxy.frm

82-5064.

GLOBAL DIRECT, INC.
(the "Corporation")

Supplemental Mailing List

RETURN CARD

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive quarterly financial statements of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Globel Direct, Inc.
1324 - 36 Avenue N.E.
Calgary, Alberta T2E 8S1

☐ I would like to receive quarterly financial statements by regular mail.

☐ I consent to receive quarterly financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Globel Direct, Inc.

____
Signature of Shareholder

Dated __________________, 2003